UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cyclacel Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

23254L603
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23254L603	13G/A	Page 1 of 9 Pages

1.	NAME OF REPORTING PERSONS Dellora Investments Master Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 23254L603	13G/A	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS Dellora Investments LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, HC

CUSIP No. 23254L603	13G/A	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS Kevin Pyun
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 23254L603	13G/A	Page 4 of 9 Pages

AMENDMENT NO. 2 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on August 22, 2022 and February 13, 2023 (as so amended, the “Schedule 13G“). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are amended and restated to read in their entirety as follows:

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(e) [x] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(g) [x] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

CUSIP No. 23254L603	13G/A	Page 5 of 9 Pages

Item 4.	Ownership

(i)	Dellora Investments Master Fund LP

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

(ii)	Dellora Investments LP

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

(iii)	Kevin Pyun

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 23254L603	13G/A	Page 6 of 9 Pages

Note 1:

Dellora Investments LP is an investment adviser that is registered as an Exempt Reporting Adviser with the Securities and Exchange Commission. Dellora Investments LP, which serves as the investment manager to investment funds, including but not limited to, Dellora Investments Master Fund LP (the "Fund"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Fund. Mr. Kevin Pyun, as Principal of Dellora Investments LP, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Fund. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Dellora Investments LP and Mr. Pyun expressly disclaim beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Dellora Investments LP or Mr. Pyun are the beneficial owner of any of the securities reported herein.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

See Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

CUSIP No. 23254L603	13G/A	Page 7 of 9 Pages

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

DELLORA INVESTMENTS MASTER FUND LP

By: Dellora Investments Fund GP LLC, its General Partner

By: /s/ Kevin Pyun

Name: Kevin Pyun

Title: Principal

DELLORA INVESTMENTS LP

By: Dellora Investments GP LLC, its General Partner

By: /s/ Kevin Pyun

Name: Kevin Pyun

Title: Principal

KEVIN PYUN

By: /s/ Kevin Pyun

CUSIP No. 23254L603	13G/A	Page 8 of 9 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: February 14, 2024

DELLORA INVESTMENTS MASTER FUND LP

By: Dellora Investments Fund GP LLC, its General Partner

By: /s/ Kevin Pyun

Name: Kevin Pyun

Title: Principal

DELLORA INVESTMENTS LP

By: Dellora Investments GP LLC, its General Partner

By: /s/ Kevin Pyun

Name: Kevin Pyun

Title: Principal

KEVIN PYUN

By: /s/ Kevin Pyun

CUSIP No. 23254L603	13G/A	Page 9 of 9 Pages